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+--------+
| FORM 4 |                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
+--------+                               Washington, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
--------------------------------------------------------------------------------
1.  Name and Address of Reporting Person*

    Smith,                          Bradford                        T.
--------------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    c/o  Laboratory Corporation of America
    430 South Spring Street
--------------------------------------------------------------------------------
                                   (Street)

    Burlington,                 North Carolina                        27215
--------------------------------------------------------------------------------
        (City)                      (State)                           (Zip)

2.  Issuer Name and Ticker or Trading Symbol

    Laboratory Corporation of America Holdings ("LH")

3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

4.  Statement for Month/Year

    March 2002

5.  If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director                    ___ 10% Owner

     X  Officer (give title below)  ___ Other (specify below)
    ---

           Executive Vice President, Chief Legal Officer and Secretary
        ----------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

     X  Form filed by One Reporting Person
    ---

    ___ Form filed by More than One Reporting Person

Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

----------------------------------------------------------------------------------------------------------------------------------
1. Title              2. Trans-  3. Trans-        4. Securities Acquired (A)         5. Amount of        6. Ownership  7. Nature of
   of                    action     action           or Disposed of (D)                 Securities          Form:         Indirect
   Security              Date       Code             (Instr. 3, 4 and 5)                Beneficially        Direct (D)    Beneficial
   (Instr. 3)            (Month/    (Instr. 8)                                          Owned at            or Indirect   Ownership
                         Day/    ------------------------------------------------       End of              (I)
                         Year)                                                          Month               (Instr. 4)    (Instr. 4)
                                  Code       V    Amount        (A) or (D)   Price      (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      M              6,800             A        $ 20.625
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Common Stock (1)      3/01/02      M              1,800             A        $ 20.625
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Common Stock (1)      3/01/02      S              1,000             D        $ 81.23
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Common Stock (1)      3/01/02      S                200             D        $ 81.42
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Common Stock (1)      3/01/02      S                800             D        $ 81.30
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Common Stock (1)      3/01/02      S              1,000             D        $ 81.35
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Common Stock (1)      3/01/02      S              1,000             D        $ 81.50
------------------------------------------------------------------------------------------------------------------------------------
Common Stock (1)      3/01/02      S              2,000             D        $ 81.41
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

(1)  Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.
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

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
------------------------------------------------------------------------------------------------------------------------------------
                        Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1. Title         2. Transaction  3. Transaction  4. Securities Acquired (A)          5. Amount of        6. Ownership  7. Nature of
   of               Date            Code            or Disposed of (D)                  Securities          Form:         Indirect
   Security         (Month/Day/     (Instr. 8)      (Instr. 3, 4 and 5)                 Beneficially        Direct (D)    Beneficial
   (Instr. 3)       Year)                                                               Owned at End of     or Indirect   Ownership
                                                                                        Month               (I)
                                                                                        (Instr. 3 and 4)    (Instr. 4)    (Instr. 4)
                                 --------------------------------------------------

                                 Code       V        Amount    (A) or (D)   Price
-----------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)       3/01/02    S                    2,600        D        $ 81.40
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Common Stock(1)       3/14/02    M                   23,334        A        $66.125
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Common Stock(1)       3/14/02    M                    5,000        A        $ 65.00
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Common Stock(1)       3/14/02    M                    1,000        A        $ 65.00
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Common Stock(1)       3/14/02    S                   24,334        D        $ 90.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)       3/14/02    S                    5,000        D        $ 90.03
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)       3/15/02    S                    5,000        D        $ 90.20
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Common Stock(1)       3/15/02    S                    5,000        D        $ 91.00
------------------------------------------------------------------------------------------------------------------------------------
Common Stock(1)       3/15/02    S                    5,000        D        $ 90.39
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Common Stock(1)       3/15/02    S                      100        D        $ 89.88
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Common Stock(1)       3/15/02    S                    3,900        D        $ 89.81
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Common Stock(1)       3/15/02    S                      100        D        $ 90.76
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Common Stock(1)       3/15/02    S                    6,900        D        $ 90.75
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Common Stock(1)       3/15/02    S                    1,000        D        $ 89.85     108,376.5270         D
------------------------------------------------------------------------------------------------------------------------------------

(1)  Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.
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

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
-----------------------------------------------------------------------------------------------------------------------------
                 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
                        (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conversion       3. Transaction      4. Transaction         5. Number of Derivative
    Security (Instr. 3)               or Exercise         Date                Code                   Securities Acquired (A)
                                      Price of            (Month/Day/         (Instr. 8)             or Disposed of (D)
                                      Derivative          Year)                                      (Instr. 3, 4 and 5)
                                      Security

                                                                           --------------------------------------------------
                                                                           Code      V                 (A)         (D)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (1)(2)                           $20.625         3/01/02              M                                    6,800
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (4)(2)                           $20.625         3/01/02              M                                    1,800
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (6)(2)                           $66.125         3/14/02              M                                   23,334
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (8)(2)                           $65.00          3/14/02              M                                    5,000
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock
Option (10)(2)                          $65.00          3/14/02              M                                    1,000
-----------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
 6. Date Exer-     7. Title and Amount of       8. Price    9. Number      10. Owner-    11. Nature
    cisable and       Underlying Securities        of          of Deriv-       ship          of In-
    Expiration        (Instr. 3 and 4)             Deriv-      ative           Form          direct
    Date                                           ative       Secur-          of De-        Bene-
    (Month/Day/                                    Secur-      ities           rivative      ficial
    Year)                                          ity         Bene-           Securities    Ownership
                                                   (Instr.     ficially        Bene-         (Instr.
----------------------------------------------     5)          Owned           ficially      4)
  Date     Expira-              Amount or                      at End          Owned at
  Exer-    tion         Title   Number of                      of              End of
  cisable  Date                 Shares                         Month           Month
                                                               (Instr. 4)      (Instr. 4)
-------------------------------------------------------------------------------------------------------
                        Common
   (3)     02/10/10     Stock    6,800                          6,800              D
-------------------------------------------------------------------------------------------------------
                        Common
   (5)     02/10/10     Stock    1,800                          1,800              D
-------------------------------------------------------------------------------------------------------
                        Common
   (7)     02/06/11     Stock   23,334                         46,666              D
-------------------------------------------------------------------------------------------------------
                        Common
   (9)     05/08/05     Stock    5,000                              0
-------------------------------------------------------------------------------------------------------
                        Common
  (11)     06/28/05     Stock    1,000                              0
-------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) Common stock purchase option granted under the Amended and Restated 1999 Stock Incentive Plan.

(2) Transactions indicated were pursuant to a plan in compliance with Rule 10b5-1 under the Securities Exchange Act of 1934.

(3) Total option to purchase 20,400 shares vests in three equal installments on February 9, 2001, February 9, 2002 and February 9, 2003.

(4) Common stock purchase option granted under the Laboratory Corporation of America Holdings 1994 Stock Option Plan.

(5) Total option to purchase 5,400 shares vests in three equal installments on February 9, 2001, February 9, 2002 and February 9, 2003.

(6) Common stock purchase option granted under the Laboratory Corporation of America Holdings 2000 Stock Incentive Plan.

(7) Total option to purchase 70,000 shares vest in three approximately equal installments on February 5, 2002, February 5, 2003 and February 5, 2004.

(8) Common stock purchase option granted under the Laboratory Corporation of America Holdings 1994 Stock Option Plan.

(9) Total option to purchase 5,000 shares vested in three approximately equal installments on May 8, 1995, May 8, 1996 and May 8, 1997.

(10) Common stock purchase option granted under the Laboratory Corporation of America Holdings 1994 Stock Option Plan.

(11) Total option to purchase 1,000 shares vested in three approximately equal installments on June 28, 1995, June 28, 1996 and June 28, 1997.

            /s/ Bradford T. Smith                              April 8, 2002
            ------------------------------------               -------------
                **Signature of Reporting Person                     Date

                   Bradford T. Smith

 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

         * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

        ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations

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        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure